U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    E.I. DU PONT DE NEMOURS & CO.

2.  Name of person relying on exemption:
    DUPONT SHAREHOLDERS FOR FAIR VALUE

3.  Address of person relying on exemption:
    P.O. Box 231, Amherst, Mass.   01004

(DUPONT SHAREHOLDERS FOR FAIR VALUE LOGO)

Dear DuPont Shareholder,

We are writing to urge you to vote "FOR" the stockholder proposal, Agenda Item 6, in DuPont's 2006 proxy statement. The proposal would require the management to prepare a report to shareholders evaluating the feasibility of an expeditious phase-out of the use of perfluorooctanoic acid (PFOA) in the production of all DuPont products, including materials that may degrade to PFOA in use or in the environment, and the adoption of safer alternatives.

PFOA is the controversial substance that is linked with signature DuPont products such as Teflon cookware as well as stain and grease repellants used in food packaging, textiles and carpets. PFOA has been targeted by experts and regulators due to an array of concerns about its persistence and potential health impacts. Some DuPont products are made using PFOA, some contain PFOA residues, and some are believed to break down to PFOA during use or in the environment. DuPont is the only current US producer of PFOA.

The Securities and Exchange Commission has written to DuPont management, at our prodding, to provide guidance on conducting better disclosure. But in our assessment, the company has not fulfilled the SEC guidance. For instance, the company's latest 10-K report does not discuss a preliminary study found that newborn human babies exposed to low levels of PFOA had decreased
birth weight and head circumference.   And, as a result of
emerging scientific concerns, at least two states (Minnesota and New Jersey) have moved toward more stringent controls on PFOA exposures in drinking water.
As you may know, DuPont management recently announced its intent
to eliminate use and production of PFOA by 2015.   In our
opinion, this eight year timeline continues to place shareholder value at risk, as consumers, manufacturers and retailers are seeking non-PFOA products. The market will not necessarily tolerate PFOA's presence in the intervening years.

In addition, DuPont management has not committed to eliminate fluorotelomers, though some experts believe these materials may break down to component telomer alcohols, and then to PFOA,
during use or in the environment.   DuPont's PFOA problem may
only be just beginning.

DuPont Shareholders for Fair Value ("DSFV") is an informal group of DuPont shareholders that includes, among others, Amalgamated Bank's LongView Collective Investment Fund; USW International Union ("USW"). USW also represents approximately 1,800 DuPont employees in New York, New Jersey, Delaware and Kentucky.

THIS COMMUNICATION IS NOT A PROXY SOLICITATION, AND DSFV WILL NOT
ACCEPT ANY PROXIES. DSFV URGES SHAREHOLDERS TO VOTE "FOR" THIS
STOCKHOLDER PROPOSAL ON DUPONT MANAGEMENT'S PROXY.

We hope that you will join with us in pressing DuPont management to quickly pursue a genuine phase-out of PFOA uses and production, beginning with a report to shareholders, by voting in favor of item 6.

Sincerely,

/s/Sanford Lewis
Sanford Lewis
DuPont Shareholders for Fair Value

                SYNOPSIS OF APRIL 2007 DSFV REPORT
              DUPONT MARKET AND LIABILITY EXPOSURES
              CONTINUE FROM PFOA AND RELATED ISSUES

PFOA (perfluorooctanoic acid) is a chemical used to help make
fluoropolymers and fluoroelastomers.    E. I. DU PONT DE NEMOURS
& CO. (DUPONT) IS THE ONLY US PRODUCER OF PFOA. Fluoropolymers are used in architectural fabrics; chemical processing piping and vessels; automotive fuel systems; telecommunications and electronic wiring insulation; and computer chip processing equipment and systems, and consumer products such as cookware and apparel. PFOA is used in the manufacture of fluoropolymers for use in non-stick surfaces such as Teflon coated cookware. Fluoroelastomers are synthetic, rubber-like materials used in gaskets, O-rings and hoses. DuPont's 10-K report estimates that these product lines are worth about a BILLION DOLLARS IN ANNUAL REVENUE.

WHILE SECURITIES AND EXCHANGE COMMISSION OFFICIALS HAVE WRITTEN
TO DUPONT WITH SPECIFIC INSTRUCTIONS TO IMPROVE THEIR DISCLOSURES
ON THIS MATTER, IN OUR ASSESSMENT THE CURRENT DISCLOSURES FALL
SHORT OF FULFILLING THE SEC'S GUIDANCE. FOR INSTANCE:

- While the company has announced that it intends to end the production and use of PFOA by 2015, it has not provided shareholders with an assessment of the losses the company may suffer in the marketplace by continuing to use PFOA in the meantime. As shown in our report, numerous companies and competitors are shifting to PFOA free alternatives and may not stand by for the company's long timetable for elimination of PFOA in its products.

- The company has failed to disclose that some experts believe that its fluorotelomer products, which it intends to continue to produce even after ending the use of PFOA, may break down to PFOA in use or in the environment. Independent scientific assessment is already underway to assess this.

- The company did not report to shareholders on the preliminary findings released February 2007 from Johns Hopkins University researchers in which newborn babies who had been exposed to low levels of PFOA in utero had decreased birth weight and head circumference - emblematic of developmental impacts.

- The company failed to note that more restrictive thresholds related to drinking water limits on PFOA have been recommended by regulators in Minnesota and New Jersey, and that Minnesota is now intent on handling PFOA contaminated sites as Superfund sites. Other threats to shareholder value include:

- MARKET MOVES AWAY FROM PFOA-CONTAINING PRODUCTS. Major manufacturers such as CONAGRA (FOOD PRODUCER) AND MOHAWK (CARPET MANUFACTURER), have joined with major retailers, such as WAL-MART AND MCDONALDS, to indicate their intent to SEEK ALTERNATIVES TO
PRODUCTS CONTAINING OR BREAKING DOWN TO PFOA.    DuPont's Teflon
non-stick cookware products continue to receive media scrutiny. The search for alternatives is also driving DuPont competitors, who are bringing PFOA-free products to market.

- POSSIBLE US, STATE OR FOREIGN REGULATORY ACTION. On March 7, 2006, the USEPA published a Federal Register notice asserting that it CAN NO LONGER PRESUME that long chain polymers similar to PFOA 'WILL NOT PRESENT AN UNREASONABLE RISK TO HUMAN HEALTH OR THE ENVIRONMENT.' The agency proposed withdrawing a longstanding exemption to premanufacture notice under the Toxic Substance Control Act for those seeking to manufacture or import new substances of this kind.

- POTENTIAL LIABILITY RELATED TO CONSUMER AND ENVIRONMENTAL
EXPOSURES TO PFOA AT DUPONT AND OTHER COMPANIES.   More PFOA
contamination has been detected at several sites over the last year, and a purported $5 billion class action lawsuit alleging undisclosed health risks associated with Teflon continued to progress.

To read the entire DSFV report please go to:
www.dupontshareholdersalert.org